CORRESPONDENCE LETTER

                                   LAW OFFICES
                               ARNSTEIN & LEHR LLP

                     200 EAST LAS OLAS BOULEVARD SUITE 1700
                       FT. LAUDERDALE, FLORIDA 33301-2240
                                 (954) 713-7600
                               FAX (954) 713-7700
                                www.arnstein.com
                                  FOUNDED 1893
Brian A. Pearlman
(954) 713-7615
bapearlman@arnstein.com



                                November 28, 2007

VIA FEDERAL EXPRESS
-------------------
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 6010
Washington, DC  20549

Attention:  Kevin Kuhar

         Re:      Enviro Voraxial Technology, Inc.
                  Registration Statement on Form SB-2
                  Amendment No. 1 - Filed May 10, 2007
                  File No. 333-140929

                  Form 10-KSB for the Fiscal Year ended December 31, 2006 Form 10-QSB for the fiscal Quarter ended March 31, 2007 File No. 0-30454

Dear Sirs:

         On behalf of Enviro Voraxial Technology, Inc. (the "Company"), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated June 1, 2007. Each of our responses has been numbered to be consistent with the comments within the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

FORM SB-2
---------
Management's Discussion and Analysis, page 12
---------------------------------------------

Liquidity and Capital Resources, page 13
----------------------------------------

COMMENT 1.            We note that you "have to raise capital to sustain
                      operations." Please discuss in more detail how you expect to raise this cash. Disclose how long you believe you can continue with your current liquidity and clarify when you expect you will need new financing. Please specifically address your monthly cash burn rate and disclose more

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Securities and Exchange Commission
November 28, 2007
Page 2

                      about the steps you plan to take to raise required financing. Clarify the basis for your assertion that you believe that you "have sufficient resources to continue business operations for the next twelve months."

         Response: The Liquidity and Capital Resources Section has been expanded and revised to discuss in more detail how the Company expects to raise financing, can continue with its current liquidity, intends to raise additional financing and plans to raise additional financing. The section has been further revised to address the Company's monthly burn rate and to clarify the Company's assertions that it has sufficient resources to continue business operations for the next 12 months.

Financial Statements, page F-1
------------------------------

COMMENT 2.            The financial statements and other relevant sections of
                      the filing should be updated to comply with Item 310(g) of Regulation S-B. An updated accountant's consent should be included with any amendment to the filing.

         Response: The financial statements and other relevant sections of the filing have been updated to comply with Item 310(g) of Regulation S-B.

Note A - Organization and Operations, page F-7
----------------------------------------------

Organization, page F-7
----------------------

COMMENT 3.            We note your disclosure that you operate "within two
                      segments". Please revise the filing to present all of the disclosure required by SPAS 131 or tell us why such disclosure is not required.

         Response: The disclosure has been revised. The Company currently operates in one segment, which is the manufacture and sale of the Voraxial (R) Separator. The Note has been revised.

Note C - Summary of significant Accounting Policies, page F-7
-------------------------------------------------------------

Revenue Recognition, page F-8
-----------------------------

COMMENT 4.            We note that you recognize revenue upon customer
                      acceptance of shipment. We also note that you have installed several units to date at customer sites. Please tell us and revise the filing to disclose the impact of post shipment obligations, including installation, or customer acceptance provisions. Finally, tell us how warranty costs are estimated at the time of shipment.
                      Refer to SAB 104 and SFAS 48 as necessary.

Securities and Exchange Commission
November 28, 2007
Page 3

         Response: The Company has revised the registration statement to disclose the impact of post-shipment obligations, including installation or customer acceptance provisions. The Company has also revised the registration statement to indicate that no warranty cost exist at the time of shipment.

COMMENT 5.            We also note on page 15, that you ship units on a trial
                      and rental basis. Please tell us and revise to disclose the arrangement under which you rent or loan equipment.
                      Specifically, address the contractual terms and how you account for these arrangements. We may have further comments after reviewing your response.

         Response: As requested, the Company has revised the registration statement to address the contractual terms and the recognition of revenue for short term rentals.

Note G - Capital Transactions, page F-13
----------------------------------------

COMMENT 6.            We see that during 2005 and 2006, you separately issued
                      1,468,333 and 2,232,000 shares of restricted common stock in private placements. Please revise the filing to provide additional details of these private placements.
                      Specifically, revise to include the restrictions placed on the common stock issued.

         Response: The Company has revised the registration statement to address additional details of the private placements, specifically, the restrictions placed on the common stock issued.

Form 10-KSB for the Fiscal Year ended December 31, 2006
-------------------------------------------------------

Item 8A.  Controls and Procedures, page 20
------------------------------------------

COMMENT 7.            We note that management has concluded that your disclosure controls and procedures are effective "for gathering, analyzing, and disclosing information needed to satisfy our disclosure obligations under the Exchange Act." The language that is currently included after the word
                      "effective" in your disclosure is superfluous, since the meaning of "disclosure controls and procedures" is established by rule 13a-15(e) of the Exchange Act.
                      However, if you do not wish to eliminate this language, please revise the filing so that the language that appears are the world "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(d). Please also apply this comment to all future filings.

         Response: The text has been revised to eliminate the superfluous language.

Securities and Exchange Commission
November 28, 2007
Page 4

COMMENT 8.            We note your disclosure that "there were no significant
                      changes in our internal controls". Please revise future filings to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-b. Please confirm for us whether there were any changes in your internal control over financial reporting that occurred during your fourth fiscal quarter that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting.

         Response: The text has been revised to delete the word "significant". There were no changes in the Company's internal controls.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2007
-------------------------------------------------------

Consolidated Statements of Operations, page 4
---------------------------------------------

COMMENT 9.            We note that your statement of operations presents the
                      "year ended March 31" instead of the quarter ended March
                      31. Please revise future filings as necessary.

         Response: The Company has amended the quarterly report to reflect the proper period.

Consolidated Statements of Changes in Cash Flows, page 6
--------------------------------------------------------

COMMENT 10.           We note that you included options issued for accrued
                      salaries as cash flow from financing activities. Please explain if this was a non-cash transaction. If so, revise the cash flow statement in future filings to disclose information about the non-cash financing activity in a separate schedule or in a narrative form following SFAS
                      95, paragraph 32. Note, only the cash portion should be reported in the statement of cash flows.

         Response: The Company has revised the quarterly report to reflect that the issuance of options for accrued salaries was a non-cash transaction. The Company has disclosed this transaction in accordance with SFAS 95, paragraph 32.

Note E - Capital Transactions, page F-8
---------------------------------------

COMMENT 11.           We note that in January 2007 you granted 2,000,000
                      shares of common stock options to your officers in satisfaction of accrued salaries and consulting fees due to them of $300,000. Please tell us how you accounted for

Securities and Exchange Commission
November 28, 2007
Page 5

                      and valued the options issued and cite the guidance upon which you relied. Please also revise future filings to disclose the terms of the award, specifically the vesting period, option price and valuation methodology in accordance with paragraph 64 of SFAS 123R.

         Response: The Company has revised the quarterly report to reflect the accounting and valuation of options issued for satisfaction of salaries and consulting fees.

         We believe that our response addresses all of your concerns. If you have any additional questions, please do not hesitate to contact the undersigned at 954-713-7615.

                                                     Sincerely,


                                                     /s/  Brian A. Pearlman
                                                     ----------------------
                                                     Brian A. Pearlman
BAP/sm














Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax
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to another party any transaction or matter addressed herein.

                        Enviro Voraxial Technology, Inc.
                                821 NW 57th Place
                            Fort Lauderdale, FL 33309

                                November 28, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street NW
Washington, DC  20549

Attention:  Kevin Kuhar

         Re:      Enviro Voraxial Technology, Inc.
                  Registration Statement on Form SB-2
                  Amendment No. 1 - Filed May 10, 2007
                  File No. 333-140929

                  Form 10-KSB for the Fiscal Year ended December 31, 2006 Form 10-QSB for the fiscal Quarter ended March 31, 2007 File No. 0-30454

Dear Staff:

         In connection with the response to the Staff Comment Letter dated June 1, 2007, Enviro Voraxial Technology, Inc. acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in filings;

         o Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Sincerely,


                                   /s/ John DiBella
                                   ----------------
                                   John DiBella
                                   Vice President